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February 19, 2021
BY HAND AND EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3561

Attn:	Margaret Schwartz
Tim Buchmiller

	Re:	Gain Therapeutics, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 29, 2021 CIK No. 0001819411

On behalf of our client, Gain Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2021 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 29, 2021 (the “Draft Registration Statement”). In response to the Comment Letter, the Company has revised the Draft Registration Statement and is filing a Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter. The Registration Statement contains certain additional updates and revisions.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italicized type herein. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Securities and Exchange Commission
February 19, 2021

Management, page 95

1.
We note your response to our prior comment number 6. For each of your four new directors, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion he or she should serve as a director for your company, in light of your business and structure. Please also state how long each director has served as a director of your company

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 96 and 97.

Executive and Director Compensation, page 101

2.
We note that page 111 cross-references “Executive and Director Compensation—Gain Therapeutics Inc. 2020 Omnibus Incentive Plan,” starting on page 103, with respect to certain information concerning the amount of options granted under your 2020 Equity Incentive Plan to directors and the terms thereof, but such information is not provided in that section or elsewhere. Please revise the appropriate disclosure starting on page 103 to include the amount of options granted under your 2020 Equity Incentive Plan to directors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 107.

Certain Relationships and Related Party Transactions, page 108

3.
Please reconcile the description of the shares issued in connection with the merger with GT Gain Therapeutics SA on page 108, in which you state that you issued 2,250,000 shares of common stock and 1,346,390 shares of Series A Preferred Stock, with the description on page F-42 where you state that you issued 1,772,736 shares of common stock in connection with the merger, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109.

Exclusive Forum, page 177

4.
We note that your revised disclosure in response to prior comment 7 indicates that your exclusive forum provision will apply to Securities Act claims. Please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42 and 118.

Exhibits

5.
We note your response to our prior comment number 2. Please tell us why you believe the collaboration agreement with Sumitomo is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 8, 68 and 80.

Securities and Exchange Commission
February 19, 2021

6.	Please file as an exhibit the employment agreement with Salvatore Calabrese mentioned on page 102 pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has filed the agreement as Exhibit 10.8.

* * * * *

Securities and Exchange Commission
February 19, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc:	Eric Richman, Chief Executive Officer, Gain Therapeutics, Inc.
Michael D. Maline, Esq., DLA Piper LLP (US)